UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Planet Payment, Inc.
(Name of Subject Company)

Planet Payment, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

Series A Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

U72603118
(CUSIP Number of Class of Securities)

David R. Fishkin

Senior Vice President, General Counsel and Secretary

670 Long Beach Boulevard

Long Beach, NY 11561

(516) 670-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
James A. Matarese, Esq.

Michael J. Minahan, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02110

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Planet Payment, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Fintrax Parent”) and a parent company of Fintrax Group (“Fintrax Group” and, together with Fintrax Parent, “Fintrax”), to acquire all of the issued and outstanding shares of (i) Common Stock at a price per share of $4.50, net to seller in cash (the “Common Stock Offer Price”), without interest, subject to any withholding of taxes required by applicable law, and (ii) the Series A Preferred Stock at a price per share of $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio for the Series A Preferred Stock set forth in the Company’s Restated Certificate of Incorporation (the “Charter”) rounded to the nearest one-hundredth, which is 3.05, net to the seller in cash, without interest (the “Series A Preferred Stock Offer Price”), subject to any withholding of taxes required by applicable law, and subject to the terms and conditions of the Merger Agreement. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Fintrax Parent and Purchaser with the SEC on November 13, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2017, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Cautionary Statement Regarding Forward-Looking Statements” a new section as follows:

Expiration of the Offer

“At 5:00 P.M., New York City time, on Monday, December 18, 2017, the Offer expired. The depositary advised Purchaser that, as of the expiration of the Offer, a total of approximately 45,541,649 shares of Common Stock and 1,535,398 shares of Series A Preferred Stock (excluding shares of Common Stock and shares of Series A Preferred Stock with respect to which Notices of Guaranteed Delivery (as defined in the Offer to Purchase) were delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 79.4% of the shares of Common Stock and shares of Series A Preferred Stock outstanding on a fully diluted basis as of the expiration of the Offer.

As of the expiration of the Offer, the number of shares of Common Stock and shares of Series A Preferred Stock validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Offer to Purchase), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly (and in any event within three business days) pay for, all shares of Common Stock and shares of Series A Preferred Stock tendered and not properly withdrawn pursuant to the Offer.

Fintrax Parent and Purchaser expect to complete the acquisition of the Company on December 20, 2017 by consummating the Merger pursuant to the Merger Agreement without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. As of the Effective Time, any issued and then outstanding shares of Common Stock and shares of Series A Preferred Stock (other than any (i) shares of Common Stock or shares of Series A Preferred Stock owned by Fintrax Parent, Purchaser or any of Fintrax Parent’s other direct or indirect wholly-owned subsidiaries, (ii) shares of Common Stock or shares of Series A Preferred Stock owned by or in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company and (iii) shares of Common Stock or shares of Series A Preferred Stock held by the Company stockholders who properly demand and perfect appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive (x) $4.50 per share of Common Stock and (y) $13.725 per share of Series A Preferred Stock, in each case net to the seller in cash, less any applicable withholding taxes and without interest. Following consummation of the Merger, the shares of Common Stock will be delisted and will cease to trade on NASDAQ. Fintrax Parent and Purchaser intend to take steps to cause the termination of the registration of the shares of Common Stock under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

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On December 18, 2017, the Company and Fintrax Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(B)	Press Release issued by Franklin UK Bidco Limited and Planet Payment, Inc., dated December 18, 2017, announcing the expiration and results of the Offer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Fintrax US Acquisition Subsidiary and Franklin UK Bidco Limited with the Securities and Exchange Commission on December 18, 2017).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Dated: December 19, 2017

Planet Payment, Inc.

By:	/s/ David Fishkin
	Name:	David Fishkin
	Title:	Senior Vice President, General Counsel & Secretary

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